COMPANY DATA:
 COMPANY CONFORMED NAME:               ALLIANT ENERGY CORPORATION
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:   ELECTRIC AND OTHER SERVICES COMB. [4931]
 IRS NUMBER:                           391380265
 STATE OF INCORPORATION:               WI
 FISCAL YEAR END:                      12/31

 FILING VALUES:
 FORM TYPE:                            35-CERT/A
 SEC ACT:
 SEC FILE NUMBER:                      070-10052
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                             4902 N Biltmore Lane
 CITY:                                 MADISON
 STATE:                                WI
 ZIP:                                  53718
 BUSINESS PHONE:                       608-458-3311

 MAILING ADDRESS
 STREET 1:                             P. O. BOX  77007
 CITY:                                 MADISON
 STATE:                                WI
 ZIP:                                  53707






                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10052

REPORT PERIOD
April 1, 2003 through June 30, 2003

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself , Wisconsin Power and Light Company, Interstate Power and Light Company ("IPL"), and Alliant Energy Corporate Services, Inc. "Services") that during the period from April 1, 2003 through June 30, 2003 (the "Reporting Period"):


1(a). Alliant Energy Corporation issued commercial paper as follows:

                     April              May                June               Quarter
                   ----------------------------------------------------------------------------
Begin Balance      $    35,000,000     $   190,000,000     $    77,000,000     $    35,000,000
CP Issued          $ 3,468,000,000     $ 3,272,000,000     $ 1,772,000,000     $ 8,512,000,000
CP Matured         $ 3,313,000,000     $ 3,385,000,000     $ 1,763,000,000     $ 8,461,000,000
Ending Balance     $   190,000,000     $    77,000,000     $    86,000,000     $    86,000,000


1(b). The weighted average interest rate for the period for all commercial paper was as follows:

        April           2.000%
        May             2.000%
        June            1.944%
        Quarter         1.991%


1(c). Alliant Energy Corporation borrowed from Banks as follows:

                     April              May               June                Quarter
                   -------------------------------------------------------------------------
Begin Balance     $    235,000,000    $   83,000,000     $        -        $    235,000,000
CP Issued         $  1,434,000,000    $  617,000,000     $        -        $  2,051,000,000
CP Matured        $ (1,586,000,000)   $ (700,000,000)    $        -        $ (2,286,000,000)
Ending Balance    $     83,000,000    $            -     $        -        $              -



1(d). The weighted average interest rate for the period for the bank borrowings was as follows:

        April           4.019%
        May             4.192%
        June            N/A
        Quarter         4.040%


2(a). Interstate Power and Light Company issued commercial paper as follows:

                     April              May                March              Quarter
                   -------------------------------------------------------------------------
Begin Balance      $  75,500,000      $ 109,000,000      $ 120,000,000      $    75,500,000
CP Issued          $ 346,500,000      $ 315,000,000      $ 373,500,000      $ 1,035,000,000
CP Matured         $ 313,000,000      $ 304,000,000      $ 337,600,000      $   954,600,000
Ending Balance     $ 109,000,000      $ 120,000,000      $ 155,900,000      $   155,900,000



2(b). Weighted Average for the interest rate for the period for commercial paper was as follows:

        April           1.434%
        May             1.427%
        June            1.370%
        Quarter         1.410%

3(a). Interstate Power and Light Company borrowed from Bank as follows:

                     April              May                March              Quarter
                   ---------------------------------------------------------------------------
Begin Balance      $           -      $           -      $  11,000,000      $            -
CP Issued          $  19,000,000      $  41,000,000      $           -      $   60,000,000
CP Matured         $  19,000,000      $  30,000,000      $  11,000,000      $   60,000,000
Ending Balance     $           -      $  11,000,000      $           -      $            -




3(b). The weighted average interest rate for the period for the bank borrowings was as follows:

        April           4.192%
        May             4.192%
        June            4.192%
        Quarter         4.211%


4(a). For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                 Maximum
                  Maximum        Other          Maximum
                  Money Pool     Short-Term     Total            SEC
Company           Borrowings     Borrowings     Borrowings      Limit

IPL (*)                    0     155,900,000    155,900,000    250,000,000
WP&L     (**)              0      84,500,000     84,500,000            NA
SERVICES (***)   112,479,745               0    112,479,745            NA

(*)  IPL ceased borrowing from the Money Pool as of October 11, 2002.

(**) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only. WPL ceased borrowings from the Money Pool as of July 25, 2002.

(***)Borrowings by Services are exempt under Rule 52(b) and are shown here for information purposes only.


5. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 2.341%.

6. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                 Maximum          Maximum         Maximum
                 Loans to         Corporate       Short-Term          SEC
                 Money Pool       Borrowings      Borrowings         Limit

AEC             $112,479,745     $180,520,255     $ 293,000,000     $1,000,000,000
________________

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-10052, and in accordance with the terms and conditions of the SEC's order dated June 21,2002, permitting said Application-Declaration to become effective.


   DATED:  August 4, 2003

                               ALLIANT ENERGY CORPORATION
                               INTERSTATE POWER AND LIGHT COMPANY
                               ALLIANT ENERGY CORPORATE SERVICES INC.

                               BY:  ALLIANT ENERGY CORPORATION



                         BY:     /s/ Thomas L. Hanson
                               _________________________________
                               Thomas L. Hanson
                               Vice President and Treasurer

                BEFORE THE MINNESOTA PUBLIC UTILITIES COMMISSION

               LeRoy Koppendrayer                         Chair
               Gregory Scott                       Commissioner
               Marshall Johnson                    Commissioner
               Phyllis Reha                        Commissioner


Steven F. Price                               SERVICE DATE:   AUG - 7 2003
Assistant Treasurer
Interstate Power and Light Company            DOCKET NO.  E,G-001/S-03-187
P.O. Box 77007
Madison, WI  53707-1007


In the Matter of a Request by Interstate Power and Light Company for Approval of an Amendment to its Capital Structure for Calendar Year 2003, Ending March 31, 2004

The above entitled matter has been considered by the Commission and the following disposition made:

 The Commission's March 28, 2003 Order is revised as follows:

      Approved Interstate's requested March 31, 2004 capital structure;

      Approved a-/+ 10 percent range around Interstate's Post-Equity Infusion Average common equity, preferred equity and long-term debt; and

      Approved Interstate's total capitalization contingency, not to exceed 5 percent ver its revised projected March 31, 2004 total capitalization, including $250 million of short-term debt (i.e. $2,446.3 million).

This decision is issued by the Commission's consent calendar subcommittee, under a delegation of authority granted under Minn. State. 216A.03, subd. 8 (a). Unless a party, a participant, or a Commissioner files an objection to this decision within ten days of receiving it, it will become the Order of the full Commission under Minn. Stat. 216A.03, subd. 8 (b).

The Commission agrees with and adopts the recommendations of the Department of Commerce which are attached and hereby incorporated in the Order.

                                    BY ORDER OF THE COMMISSION

                                      /s/ Burl W Haar
                                    ---------------------------------
                                    Burl W. Haar
                                    Executive Secretary

(S E A L)

     This document can be made available in alternative formats (i.e., large print or audio tape) by calling (651) 297-4596 (voice), (651) 297-1200 (TTY), or 1-800-627-3529 (TTY relay service).

                        Minnesota Department of Commerce
                          85 7th Place East, Suite 500
                         St. Paul, Minnesota 55101-2198
                 651.296.4026 fax 651.297.1959 tty 651.297.3067


August 1, 2003


Burl W. Haar
Executive Secretary
Minnesota Public Utilities Commission
121 7th Place East, Suite 350
St. Paul, Minnesota 55101-2147

RE:      Comments of the Minnesota Department of Commerce
         Docket No. E,G001/S-03-187

Dear Dr. Haar:

Attached are the comments of the Energy Division of the Department of Commerce in the following matter:

     A petition of the Interstate Power and Light Company for approval of an amendment to its capital structure for calendar year 2003, ending March 31, 2004.

The petition was filed on July 22, 2003 by:

         Steven F. Price
         Assistant Treasurer
         Interstate Power and Light Company
         PO Box 77007
         Madison, Wisconsin  53707-1007

The Department recommends approval as modified and is available to answer any questions the Commission may have.

Sincerely,

/s/ Dale V Lusti
---------------------
DALE V. LUSTI
Financial Analyst

DVL/jl
Attachment

Market Assurance:      1.800.657.3602     Licensing:  1.800.657.3978
Energy Information:    1.800.657.3710     Unclaimed Property:  1.800.925.5668
 www.commerce.state.mn.us                 An Equal Opportunity Employer

                Before The Minnesota Public Utilities Commission

                                 Comments Of The

                        Minnesota Department Of Commerce

                           Docket No. E,G001/S-03-187

I.       BACKGROUND

On February 10, 2003, Interstate Power and Light Company (Interstate, IPL or the Company) petitioned the Minnesota Public Utilities Commission for approval of its March 31, 2004 proposed capital structure. More specifically, IPL sought approval of:

o    Interstate's requested March 31, 2004 capital structure with:

       -    Common equity of 45.3 percent,
       -    Preferred equity of 7.5 percent, and
       -    Long-term Debt of 39.0 percent;

o A contingency range of -/+25 percent range around Interstate's March 31, 2004 estimated common equity, preferred equity and long term debt;

o Interstate's proposed total capitalization contingency, not to exceed 5 percent over its projected March 31, 2004 total capitalization, including $250 million of short-term debt (i.e., $2,451.8 million); and

o Interstate's proposed short-term debt, not to exceed $250 million at any time during the fiscal year ending March 31, 2004.

The Department's March 14, 2003 recommendation was as follows:

o    Approve Interstate's requested March 31, 2004 capital structure;

o Approve a-/+ 10 percent range around Interstate's Pre-Equity Infusion Average common equity, preferred equity and long-term debt;

Docket No. E,G001/S-03-187
Analyst assigned:  Dale V. Lusti
Page 2




o Approve a-/+ 10 percent range around Interstate's Post-Equity Infusion Average common equity, preferred equity and long-term debt;

o Approve Interstate's total capitalization contingency, not to exceed 5 percent over its projected March 31, 2004 total capitalization, including $250 million of short-term debt (i.e., $2,451.8 million);

o Approve Interstate's short-term debt, not to exceed $250 million at any time during the fiscal year ending March 31, 2004; and

o Allow the Company not to seek Commission approval before issuing securities as long as issuing these securities will not result in a capital structure that is out of compliance with this Order.

On March 28, 2003, the Commission approved the Department's recommendation as stated above.


II.      SUMMARY OF INTERSTATE'S PROPOSAL

On July 22, 2003, Interstate petitioned the Commission for approval of an amendment to its March 31, 2004 proposed capital structure, effective beginning in August 2003. Due to current market conditions, IPL deems it advisable to move up its planned $35 million issuance of preferred stock from December 2003 to August 2003. If the issuance is moved up to August 2003, the preferred equity ratio in that month would likely fall outside the allowed range. As a result, IPL is seeking approval of the following new ranges for common equity, preferred stock and long-term debt:




                              Post-Equity Infusion

                                                      Revised
                                                  Average August 2003
                                                  Through March 2004
Component                 Proposed Range           Capital Structure
-----------------------------------------------------------------------------
Common Equity             42.0%-  51.4%                  46.7%
Preferred Equity           7.6 -  9.3                     8.5
Long-term Debt            36.8 - 45.0                    40.9

IPL requests that the maximum total capitalization and the maximum short-term debt limits remain as previously ordered.

Docket No. E,G001/S-03-187
Analyst assigned:  Dale V. Lusti
Page 3


III.     DEPARTMENT ANALYSIS

The Department believes that IPL has requested the revision to allow for the $35 million issuance of preferred stock during August 2003 rather than in December 2003 for the following two reasons:

o First, IPL's parent (Alliant) infused only $119 million of common equity into IPL during July 2003 versus the anticipated $150 million identified in the initial petition which was the basis for the Commission's March 28, 2003 Order; and

o Second, although IPL has not specifically identified the amount of savings, it expects that the interest rates will have increased by December 2003, thus making the issuance more costly.

After discussion with the utility, the Department has determined that IPL's liquidity would not be detrimentally affected if the Commission determines not
to approve IPL's requested revision.                                         ---


The Department agrees with Interstate that, absent a revision to the Commission approved capital structure, the Company would be outside its approved range for preferred equity beginning in August 2003. However, it should be noted that neither the common equity nor the long-term debt ratios would be outside the approved ranges.

Similar to the Department's discussion in its March 14, 2003 Comments, the Department notes that the timing of a single equity issuance can have a large impact on the debt and equity ratios, resulting in a utility being out of compliance with its contingency ranges. Therefore, the Department agrees with Interstate that it is reasonable to modify the capital structure to reflect both the change in the timing of the preferred stock issuance as well as the most recent actual information and currently projected data.

From a regulatory point of view, the use of a tightened contingency range as recommended by the Department and approved by the Commission in its Match 28, 2003 Order creates the occasional need for revisions such as this. This allows the Department and the Commission the opportunity to be fully aware of changes as they occur, and how the may affect ratepayers.

As a result, the Department recommends that the Commission approve Interstate's proposed post-equity capital structure for the months August 2003 through March 2004. It should be noted that the month of August 2003, as compared to the month of July 2003 (as identified in the Commission's March 28, 2003 Order), should be the first month of the revised capital structure in that the preferred stock issuance will occur during the month of August 2003.

Docket No. E,G001/S-03-187
Analyst assigned:  Dale V. Lusti
Page 4



One minor modification that the Department recommends is that Interstate be allowed a maximum capitalization contingency of $2,446.3 million (5 percent above its revised March 31, 2004 total capitalization of $2,329.8 million, including $250 million of short-term debt). The Department's calculation is based on the revised capitalization proposed in the filing rather than the one previously approved in the March 28, 2003 Order.


IV.      SUMMARY AND RECOMMENDATION

The Department summarizes its recommendations to revise the Commission's March 28, 2003 Order as follows:

o    Approve Interstate's requested March 31, 2004 capital structure;

o Approve a-/+10 percent range around Interstate's Post-Equity Infusion Average common equity, preferred equity and long-term debt; and

o Approve Interstate's total capitalization contingency, not to exceed 5 percent over its revised projected March 31, 2004 total capitalization, including $250 million of short- term debt (i.e., $2,446.3 million).




/jl

             RECEIVED                        Interstate Power and Light Co.
                                             An Alliant Energy Company
            AUG - 4 2003                     Corporate Headquarters
      MN PUBLIC UTILITIES COMMISSON          Alliant Tower
                                             200 First Street SE
                                             Box 351
                                             Cedar Rapids, IA  52406-0351

                                             Office: 1.800.822.4348
                                             www.alliantenergy.com


August 1, 2003

Dr. Burl W. Haar
Executive Secretary
State of Minnesota Public Utilities Commission
121 7th Place East, Ste. 350                   Legal Dept. Fax:608/458-4820
St. Paul, MN  55101                            Writer's direct line:608/458-3951

RE: Interstate Power and Light Company's Request to Modify Capital Structure Order Issued on March 28, 2003 in Docket No. E,G001/S-03-187

Dear Dr. Haar:

Interstate Power and Light Company (IPL) agrees with the recommendations filed by the Department of Commerce (DOC) in this matter. IPL will not file any further reply and respectfully requests that the Commission approve its Petition in the manner recommended by the DOC.

IPL appreciates the efforts and consideration of the DOC and Commission regarding this docket.

Very truly yours,



/s/ Ritchie J. Sturgeon
--------------------------
Ritchie J. Sturgeon
Senior Regulatory Attorney
Enclosures

cc:      Attached service list